

October 25, 2021

Cyrus Madon
Chief Executive Officer
Brookfield Business Corporation
250 Vesey Street, 15th Floor
New York, NY 10281-1021

      Re: Brookfield Business Corporation
          Brookfield Business Partners L.P.
          Amendment No. 1 to Registration Statement on Form F-1
          Filed October 4, 2021
          File No. 333-258347

Dear Mr. Madon:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 27, 2021 letter.

Amendment No. 1 to Form F-1 Filed October 4, 2021

Dividend Policy, page 74

1.   We note your response to comment 8 and and we continue to believe that it is appropriate that Brookfield Business Corporation include disclosure which demonstrates, on a reasonable basis, its ability to pay the disclosed dividend on a standalone basis. To the extent you wish to continue to disclose an estimated dividend, please revise your filing to include the required disclosures outlined in Rule 10(b) of Regulation S-K pertaining to projections and forecasts. Your revised disclosure should also be prepared in accordance with the AICPA's *Prospective Financial Information Guide* and in accordance with Rule 11-03 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of Non-IFRS Measures, page 109

2. We have reviewed your response to comment 15 to Net Operating Income. Please provide us with a list of the items included in your other income (expense) adjustment and Unallocated Corporate expense adjustment. Additionally, please address your consideration of Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Question 100.04.

Combined Carve-Out Statements of Operating Results, page F-6

3. It appears that you have presented your expenses by function, except for depreciation and amortization expense, which appears to be presented by the nature of the expense. Please support you presentation under IAS 1 or present all of your expenses by function and present a measure of direct operating costs that is complete. Please refer to paragraphs 15, 29, 99 and 103 of IAS 1. We also note your presentation of the components of direct operating costs in Note 20 that presents amounts that are both by function and by nature. Please revise your footnote disclosure to present the components of direct operating costs by nature.

Exhibit Index, page II-5

4. We note your response to comment 17 that "the Bilateral Facilities are actually 20 separate agreements with 20 separate financial institutions" with individual facilities of up to $150 million each. However, your disclosure on pages 52, 119 and 171 indicates that BBUC may be executing a single guarantee of the partnership's obligations under these facilities. We also note from page F-13 of the partnership's annual report that an August 2020 agreement increased the total amount available under these facilities by $500 million, more than any individual facility identified in your response. Please revise your registration statement to clarify the terms of these facilities and include BBUC's guarantee of the Bilateral Facilities in your list of material contracts on page 226 and include this guarantee in your Exhibit Index. In the alternative, please provide us with you analysis for why a guarantee of up to $2,075 million in the aggregate is not material for BBUC.

       You may contact Howard Efron at (202) 551-3439 or Isaac Esquivel at (202) 551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or James Lopez at (202) 551-3536 with any other questions.

                                      Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Mile Kurta, Esq.